Exhibit 99.2

Dear Shareholders:

March 22, 2017

This is our ninth annual letter to shareholders since Franco-Nevada was reborn as a public company with our IPO in late 2007. Over those nine years to year-end 2016, our business model has created real shareholder value. Franco-Nevada’s share price has outperformed both gold and all relevant comparable gold equity benchmarks. Our market capitalization today of over $11 billion ranks us among the largest global gold companies. In 2016, our dividend per share was increased for the ninth consecutive year and dividend declarations reached $157 million. This is the largest payout in the gold industry and speaks to the strength of our portfolio. We are proud to continue to describe Franco-Nevada as the gold investment that works.

During the bull commodity market, many mining companies financed growth projects and acquisitions with debt. In the downturn, they were forced to retrench and sell assets which provided opportunities for Franco-Nevada. We believe the gold price will trade higher in the longer term but that this will always be a cyclical business with periods of consolidation. Value is created by being counter-cyclical and making investments when others cannot.

Franco-Nevada was very active during the latest downturn and invested over $2 billion in new cornerstone assets such as Candelaria, Antamina, Antapaccay and Cobre Panama, as well as other assets with high potential upside. Our portfolio has become even stronger and more diversified with the addition of streams on major long-life and low-cost mines. Thanks to the support of our shareholders, we were able to maintain our conservative balance sheet. A $920 million equity issue completed in early 2016 allowed the Corporation to again have no debt and the liquidity to take advantage of further opportunities. Late in 2016, we bolstered our Oil & Gas division acquiring royalties on one of the premier U.S. shale oil basins in Oklahoma and in March 2017, we entered into an agreement to acquire additional royalties in the Midland Basin in the Permian Basin in Texas.

Our aspiration is to make Franco-Nevada the “go to” gold stock for the generalist investor. We believe that our emphasis on paying dividends, avoiding debt, minimizing risk through a diversified royalty and stream portfolio and maintaining high governance standards is what generalist investors require. In a world of political volatility and financial market instability, Franco-Nevada is a lower risk gold investment with a sustainable dividend and leverage to gold.

Franco-Nevada operates with a small team of highly dedicated professionals. Even though we have experienced substantial growth in our assets and revenues, our overheads have remained low. Franco-Nevada’s success is a reflection of the hard work of the team guided by an experienced and engaged board of directors. All of them have a material stake in the Corporation and act as owners. We are confident about the prospects for Franco-Nevada’s future.

To our shareholders, we thank you for your continuing support and investment with us. Please consider the resolutions in this circular for our upcoming shareholders’ meeting. We look forward to meeting many of you personally on May 9th.

At the Cobre Panama project.

“Pierre Lassonde”              “David Harquail”

Chair                                     President & CEO

Notice of annual and special meeting of shareholders

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Tuesday, May 9, 2017
Time:	4:30 p.m. (Toronto time)
Place:	The TMX Broadcast Centre, The Exchange Tower 130 King Street West, Toronto, Ontario M5X 1J2

Items of Business:	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2016, together with the auditors’ report thereon;

to elect the directors of the Corporation;

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular dated March 22, 2017 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders are encouraged to vote. Registered shareholders as of the close of business on March 16, 2017 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 5, 2017 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 22nd day of March, 2017.

PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Tuesday, May 9, 2017, at 4:30 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 16, 2017 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

Who votes my shares and can I appoint someone else?

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the form of proxy.

A shareholder who has given a proxy may revoke it:

(i) by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:

a. at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or

b. with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or

(ii) in any other manner permitted by law.

How will my shares be voted?

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.

How do I vote if I am not a registered shareholder?

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies

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deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. More particularly, a person is a Beneficial Shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust Company (“DTC”)), of which the intermediary is a participant. The vast majority of such shares are registered under the name of CDS or DTC, which act as nominee for many brokerage firms. Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and asks Beneficial Shareholders to complete and return the VIF to Broadridge in accordance with the instructions set out in the VIF. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. The Corporation does intend to pay for an intermediary to deliver the proxy-related materials and related forms to Beneficial Shareholders.

Can I vote by phone or online?

Both our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) and Broadridge provide telephone voting and Internet voting instructions on the form of proxy for registered shareholders and the VIF for Beneficial Shareholders, respectively.

What if I wish to attend and vote at the Meeting in person?

If you are a registered shareholder, please do not complete your form of proxy and instead register with the Transfer Agent when you arrive at the Meeting.

If you are a Beneficial Shareholder, and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 22, 2017.

Voting Securities and Principal Holders Thereof

As at March 22, 2017, there were 178,483,895 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following persons or companies beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Outstanding Common Shares
BlackRock, Inc. (on behalf of its investment advisory subsidiaries)	18,482,304(1)	10.36%

Note

(1)	According to a Schedule 13G filed on EDGAR on January 10, 2017.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Reporting Currency

The Corporation reports compensation using the same currency that it uses in its financial statements which is U.S. dollars. Unless otherwise indicated, all dollar amounts in this Circular are in U.S. dollars. The Corporation’s share price on the Toronto Stock Exchange (the “TSX”) is denoted in Canadian dollars and in some circumstances, where appropriate, such amounts have not been converted to U.S. dollars.

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BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2016 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that nine directors be elected to the board of directors of the Corporation (the “Board”). Each nominee for election as director is currently a director of the Corporation. Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information, on the director nominees, director compensation and our corporate governance practices, please refer to pages 6 to 29 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of the shareholders must immediately submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee (the “CCGC”) for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the CCGC at which the resignation is considered. The Board will promptly accept the resignation unless the CCGC determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting.

Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the years ended December 31, 2016 and 2015, PricewaterhouseCoopers LLP was paid fees from the Corporation as detailed below:

	Dec 31, 2016	Dec 31, 2015
Audit Fees	C$470,845	C$634,212
Audit-Related Fees	C$243,000	C$57,000
Tax Fees	Nil	Nil
Other Fees	Nil	Nil
Total Fees	C$713,845	C$691,212

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For the year ended December 31, 2016, “Audit-Related Fees” noted above included C$175,000 and C$68,000 for services related to: (i) the Corporation’s shelf prospectus and equity issue, and (ii) the French translation of documents, respectively. For the year ended December 31, 2015, “Audit-Related Fees” noted above included C$57,000 for services related to the French translation of documents.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (“ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; and (j) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 22, 2017.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the CCGC. However, the Board and, in particular, the CCGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2016. This advisory vote indicated “for” 84,900,468 (92.74%) and “against” 6,645,680 (7.26%). For further information on the Corporation’s approach to executive compensation, please refer to pages 30 to 52 of this Circular.

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC or CCGC, as applicable; their attendance at Board meetings; their attendance at ARC and CCGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other board and committee memberships (including interlocks), all as at March 22, 2017.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

Pierre Lassonde(1) Toronto, Ontario, Canada Director Since: Nov 12, 2007 Age: 69

Pierre Lassonde is the independent Chair of the Board. In this capacity, Mr. Lassonde provides leadership to the Board of Directors in discharging their duties but is not actively involved in the day-to-day operations of the Corporation. For further details, please see “Statement of Governance Practices – Chair of the Board”. Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and as a director and Vice-Chair of Newmont until November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-CEO (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”). Mr. Lassonde also served as President and CEO of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002 and of New Gold Inc. from 2008 to 2016. Mr. Lassonde is past Chair and a past director of the World Gold Council, past Chair of the Quebec National Art Museum and a director of Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the CFA Institute in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967. Mr. Lassonde was appointed a Member of the Order of Canada in 2002, was inducted into the Canadian Mining Hall of Fame in 2013 and was appointed Chair of the Canadian Council for the Arts in July 2015.

Securities Held
	Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
	2,359,247	7,738	C$202,495,567	Nil	C$202,495,567
Board and Committee Positions			Membership and Attendance
Independent Member of the Board (Chair) Committee Memberships: None			Board Meetings Attended 2016: 6 of 6 - 100% Mr. Lassonde regularly attends meetings of the committees of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour	Votes Withheld
2016 2015			88,428,940 (96.59%) 115,559,120 (97.97%)	3,117,212 (3.41%) 2,396,571 (2.03%)
Current Other Public Board Memberships			Current Other Committee Memberships
Enghouse Systems Limited			Compensation (Chair)

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David Harquail(1) Toronto, Ontario, Canada Director Since: Nov 13, 2007 Age: 60

David Harquail is President & CEO and is a director of Franco-Nevada. He served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development. He is on the board of the World Gold Council and has also held roles as President and CEO of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury.

Securities Held
	Common Shares(2)	RSUs(3)	At-Risk Value of Common Shares and RSUs(4)	Options(5)	At-Risk Value of Common Shares, RSUs and Options(6)
	1,127,209	51,770(8)	Aggregate of C$100,861,653 comprised of C$96,432,730 (1,127,209 Common Shares) and C$2,652,563 (31,006 Performance- based RSUs) and C$1,776,360 (20,764 Time-based RSUs)	230,374	C$106,521,314
Board and Committee Positions			Membership and Attendance
Non-Independent Member of the Board (President & CEO) Committee Memberships: None			Board Meetings Attended 2016: 6 of 6 - 100% Mr. Harquail regularly attends meetings of the committees of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2016 2015			91,486,198 (99.93%) 116,384,112 (98.67%)		59,954 (0.07%) 1,571,579 (1.33%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

Tom Albanese(1) Hillsborough, NJ, USA Director Since: Aug 8, 2013 Age: 59

Tom Albanese is CEO and a director of Vedanta Resources plc and is a director of Franco-Nevada. Mr. Albanese is also CEO and a director of Vedanta Limited (formerly known as SesaSterlite Ltd.), a subsidiary of Vedanta Resources plc. From 2007 to January 2013, Mr. Albanese was CEO of Rio Tinto plc. Mr. Albanese previously served on the boards of Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Securities Held
	Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
	11,235	3,879	C$1,293,003	75,000	C$4,246,503
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2016: 6 of 6 - 100%
Committee Membership: ARC			ARC Meetings Attended 2016: 5 of 5 - 100% Mr. Albanese regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour	Votes Withheld
2016 2015			89,926,851 (98.23%) 115,650,156 (98.05%)	1,619,301 (1.77%) 2,305,535 (1.95%)
Current Other Public Board Memberships			Current Other Committee Memberships
Vedanta Resources plc			None
Vedanta Limited			Risk Management Committee

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Derek W. Evans(1) Calgary, Alberta, Canada Director Since: Aug 8, 2008 Age: 60

Derek Evans is President and CEO of Pengrowth Energy Corporation (an oil and natural gas company), and is a director of Franco-Nevada. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and CEO of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 30 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Securities Held
Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
4,054	11,464	C$1,327,565	75,000	C$6,325,565
Board and Committee Positions/Membership and Attendance
Independent Member of the Board	Board Meetings Attended 2016: 6 of 6 - 100%
Committee Membership: ARC	ARC Meetings Attended 2016: 5 of 5 - 100% Mr. Evans regularly attends CCGC meetings.
Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2016 2015	91,477,030 (99.92%) 117,812,359 (99.88%)	69,122 (0.08%) 143,332 (0.12%)
Current Other Public Board Memberships	Current Other Committee Memberships
Pengrowth Energy Corporation	None

Graham Farquharson(1) Toronto, Ontario, Canada Director Since: Nov 12, 2007 Age: 76

Graham Farquharson is President of Strathcona Mineral Services Limited (a mining consulting firm) and is a director of Franco-Nevada. Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc., St Andrew Goldfields Ltd. and several other mining companies. In addition, Mr. Farquharson is the Chair of the Canadian Mineral Industry Education Foundation. Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario. Mr. Farquharson was inducted into the Canadian Mining Hall of Fame in 2010.

Securities Held
	Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
	121,543	11,730	C$11,401,505	Nil	C$11,401,505
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2016: 6 of 6 - 100%
Committee Membership: CCGC			CCGC Meetings Attended 2016: 4 of 4 - 100% Mr. Farquharson regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour	Votes Withheld
2016 2015			91,207,472 (99.63%) 116,349,017 (98.64%)	338,680 (0.37%) 1,606,674 (1.36%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

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Catharine Farrow(1) Sudbury, Ontario, Canada Director Since: May 6, 2015 Age: 52

Dr. Catharine Farrow is CEO and a director of TMAC Resources Inc. (a gold exploration and mining company) and President of FarExGeoMine Ltd. (a private consultancy) and is a director of Franco-Nevada. In addition, Dr. Farrow is also an advisory board member of the Laurentian University Goodman School of Mines. Dr. Farrow previously served as Chief Operating Officer of KGHM International Ltd. (formerly Quadra FNX Mining Company Inc.). Dr. Farrow is a member of the Association of Professional Geoscientists of Ontario and the Canadian Institute of Mining, Metallurgy & Petroleum, a fellow member of the Society of Economic Geologists and is an Adjunct Professor at Laurentian University. She holds a Doctorate in Earth Sciences from Carleton University, a Master’s degree in Geology from Acadia University, and a Bachelor of Science degree in Geology from Mount Allison University.

Securities Held
	Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
	Nil	4,041	C$345,708	65,000	C$2,092,908
Board and Committee Positions				Membership and Attendance
Independent Member of the Board Committee Memberships: None. Dr. Farrow will become a member of the CCGC effective May 9, 2017.				Board Meetings Attended 2016: 6 of 6 - 100% Dr. Farrow regularly attends meetings of the committees of which she is not a member.
Annual and Special Meeting Voting Results				Votes in Favour	Votes Withheld
2016 2015				90,193,580 (98.52%) 117,810,749 (99.88%)	1,352,572 (1.48%) 144,942 (0.12%)
Current Other Public Board Memberships				Current Other Committee Memberships
TMAC Resources Inc.				Safety, Health & Environmental Affairs

Louis Gignac(1) Brossard, Québec, Canada Director Since: Nov 12, 2007 Age: 66

Louis Gignac is Chair of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada. Mr. Gignac previously served as President, CEO and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and has served as a director of several companies including St Andrew Goldfields Ltd., Marengo Mining Limited and Gaz Métro Inc. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac serves as a director of Domtar Corporation and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University. Mr. Gignac was inducted into the Canadian Mining Hall of Fame in 2016.

Securities Held
	Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
	10,000	8,137	C$1,551,620	25,000	C$3,310,370
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2016: 6 of 6 - 100%
Committee Membership: CCGC			CCGC Meetings Attended 2016: 4 of 4 - 100% Mr. Gignac regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour	Votes Withheld
2016 2015			91,195,005 (99.62%) 116,353,379 (98.64%)	351,147 (0.38%) 1,602,312 (1.36%)
Current Other Public Board Memberships			Current Other Committee Memberships
Domtar Corporation(7)			Environmental, Health and Safety; Human Resources

9

Randall Oliphant(1) Toronto, Ontario, Canada Director Since: Nov 12, 2007 Age: 57

Randall Oliphant is a director of Franco-Nevada. Mr. Oliphant serves as a director of New Gold Inc., WesternZagros Resources Ltd. and is also a member of the advisory board of Metalmark Capital LLC. Mr. Oliphant is the current Chairman of the World Gold Council and has also served on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and CEO from 1999 to 2003. He served as New Gold’s Executive Chairman from 2009 to 2017. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Professional Accountant, CA designation in 1986. Mr. Oliphant received the FCPA, FCA designation in 2016, the accounting profession’s highest distinction in recognition of his significant career achievements and contributions to the community.

Securities Held
	Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
	75,000	3,028	C$6,675,295	Nil	C$6,675,295
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2016: 6 of 6 - 100%
Committee Membership: ARC (Chair)			ARC Meetings Attended 2016: 5 of 5 - 100% Mr. Oliphant regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour	Votes Withheld
2016 2015			85,871,592 (93.80%) 101,752,009 (86.26%)	5,674,561 (6.20%) 16,203,682 (13.74%)
Current Other Public Board Memberships			Current Other Committee Memberships
New Gold Inc. WesternZagros Resources Ltd.			None Audit; Governance

Hon. David R. Peterson(1) Toronto, Ontario, Canada Director Since: Nov 12, 2007 Age: 73

David Peterson is Senior Counsel at the law firm Cassels Brock & Blackwell LLP and is a director of Franco-Nevada. He was the Premier of the Province of Ontario from 1985 to 1990. He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and was the Chair of the 2015 Pan American and Parapan American Games Organizing Committee. Mr. Peterson also serves as a director of Rogers Communications Inc. and VersaPay Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital Foundation. Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Securities Held
	Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
	15,208	13,522	C$2,457,852	Nil	C$2,457,852
Board and Committee Positions/Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2016: 6 of 6 - 100%
Committee Membership: CCGC (Chair)			CCGC Meetings Attended 2016: 4 of 4 - 100% Mr. Peterson regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour	Votes Withheld
2016 2015			88,912,446 (97.12%) 113,381,858 (96.12%)	2,633,706 (2.88%) 4,573,833 (3.88%)
Current Other Public Board Memberships			Current Other Committee Memberships
Rogers Communications Inc. VersaPay Corporation			Pension and Nominating Compensation

10

Notes

(1)

Additional information is provided in the “Statement of Governance Practices – Nomination of Directors” section of this Circular, which contains a “skills matrix” highlighting individual director skills.

(2)

The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those which are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.

(3)

Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan to receive DSUs. The President & CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan to receive RSUs. For additional information regarding these plans, please see “Deferred Share Unit Plan” in this section and “Other Information – Share Compensation Plan”. Fractional DSUs have been rounded.

(4)	Calculated as of March 22, 2017 using the closing price of the common shares on the TSX of C$85.55 per share.
(5)	For additional information regarding options held by directors, please see “Director Compensation” below.
(6)	Calculated as of March 22, 2017 using the closing price of the common shares on the TSX of C$85.55 per share, less the applicable exercise price for options.
(7)	Mr. Gignac will not be standing for re-election to the Domtar Corporation board and will cease to be a director as of May 3, 2017.
(8)	Comprised of 31,006 performance-based RSUs and 20,764 time-based RSUs. See “Statement of Executive Compensation”.

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than for Derek Evans, who was a director (until his resignation in January 2016) of a private oil and gas company, that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51‑102F6 – Statement of Executive Compensation (“Form 51‑102F6”) under National Instrument 51‑102 – Continuous Disclosure Obligations) sets forth in U.S. dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Name	Fees earned(1)	Share-based awards(2)	Option-based awards	Non-equity incentive plan compensation	All other compensation(3)	Total
Pierre Lassonde	$101,993	$138,245	Nil	Nil	$2,234	$242,472
Tom Albanese	$33,998	$134,916	Nil	Nil	$6,854	$175,768
Derek Evans	$33,998	$141,179	Nil	Nil	$9,141	$184,318
Graham Farquharson	$33,998	$141,409	Nil	Nil	$2,234	$175,407
Catharine Farrow	$33,998	$134,775	Nil	Nil	$2,234	$171,007
Louis Gignac	$33,998	$138,449	Nil	Nil	$6,854	$179,301
Randall Oliphant	$52,885	$134,182	Nil	Nil	$2,234	$189,301
David Peterson	$45,330	$142,860	Nil	Nil	$2,234	$190,424

Notes

(1)

For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The rate used for currency translation into U.S. dollars was 0.7555, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2016. The annual retainer paid to each director is C$45,000 per year. Messrs. Lassonde, Oliphant and Peterson are also paid additional retainers for serving as the Chair of the Board, the Chair of the ARC and the Chair of the CCGC, respectively. The additional retainers for the Chair of the Board, the Chair of the ARC and the Chair of the CCGC were C$90,000 per year, C$25,000 per year and C$15,000 per year, respectively. See “Discussion of Director Compensation Table” below.

(2)

Represents the grant date fair value of the: (1) dividend equivalents credited under the DSU Plan and (2) 2,000 DSUs credited to each director (see “Discussion of Director Compensation Table” below), each in U.S. dollars based on the Bank of Canada noon rate on the date such DSUs were issued.

(3)

Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of C$1,500 per day to a maximum of two days per meeting, in U.S. dollars based on the Bank of Canada noon rate on the date such travel fees were earned. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.

11

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

Since 2011, compensation for non-executive directors has been set at C$45,000 per director per year (the “Annual Retainer”) and no fees have been payable in respect of attendance at meetings. Prior to July 1, 2015, the Chair of the Board, the Chair of the ARC and the Chair of the CCGC also received additional compensation of C$45,000 per year (the “Chair Retainer”), C$15,000 per year (the “ARC Retainer”) and C$10,000 per year (the “CCGC Retainer”), respectively.

In light of: (i) the growth of the Corporation, (ii) the increased workload of the directors (including the Chair and the Chairs of the ARC and CCGC), and (iii) the need to recruit new directors in connection with Board renewal as existing directors retire, the CCGC conducted an extensive review of director compensation in 2015 and concluded that director compensation did not adequately compensate the directors, the Chair of the Board and the Chairs of the ARC and CCGC for their continued deep commitment to the Corporation.

The CCGC further determined that director compensation should largely be linked to the long-term growth of the Corporation’s share price. As such, the CCGC determined that an increase to director compensation should include the grant of DSUs (as defined below) instead of additional cash compensation.

On the recommendation of the CCGC, the Board: (i) maintained the Annual Retainer at C$45,000 per year, (ii) determined to continue its practice of not paying attendance fees, and (iii) approved the following changes to Board compensation effective July 1, 2015:

 the grant of 2,000 DSUs per year payable on a quarterly basis in arrears to each director which vest on the grant date (the “Annual DSU Grant”);

 an increase to the Chair Retainer to C$90,000, the ARC Retainer to C$25,000 and the CCGC Retainer to C$15,000; and

 the addition of travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting.

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CCGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date, by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

12

The DSU Plan also permits the CCGC to award DSUs to directors as additional compensation. In 2015, on the recommendation of the CCGC, the Board approved the Annual DSU Grant. Under the DSU Plan, the CCGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CCGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CCGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death; and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation.

13

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2016 and the total DSUs accumulated during the year ended December 31, 2016.

Director Fees/DSUs Breakdown

Name	Fees earned(1)	DSU election percentage	Total fees paid in cash	Total fees accrued in cash(2)	Total fees credited in DSUs	Number of DSUs(3)	Dividend equivalents(3)	Grant of DSUs(4)	Total number of DSUs(3)
Pierre Lassonde	$101,993	0%	$76,495	$25,498	Nil	Nil	87	2,000	2,087
Tom Albanese	$33,998	0%	$25,498	$8,500	Nil	Nil	35	2,000	2,035
Derek Evans	$33,998	100%	Nil	Nil	$33,998	520	132	2,000	2,652
Graham Farquharson	$33,998	100%	Nil	Nil	$33,998	520	136	2,000	2,656
Catharine Farrow	$33,998	100%	Nil	Nil	$33,998	520	33	2,000	2,553
Louis Gignac	$33,998	50%	$12,749	$4,250	$16,999	260	90	2,000	2,350
Randall Oliphant	$52,885	0%	$39,664	$13,221	Nil	Nil	24	2,000	2,024
David Peterson	$45,330	100%	Nil	Nil	$45,330	693	158	2,000	2,851

Notes

(1)

Fees paid or payable to the directors were payable in Canadian dollars. The rate used for currency translation into U.S. dollars was 0.7555, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2016.

(2)	Represents cash fees payable for the fourth quarter of 2016 which were paid in 2017.
(3)	Fractional DSUs have been rounded.
(4)	Represents the Annual DSU Grant.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement. At the time of the Corporation’s initial public offering in 2007 (the “IPO”), the directors at such time had subscribed for an aggregate of 1,000,000 common shares of the Corporation in order to ensure that the interests of the directors would be aligned with shareholders.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

The value of the equity investment of a director at any time will be based on the current market value of the common shares, and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2017, the minimum equity investment is C$135,000.  The following table summarizes equity investment in the Corporation by the directors as at March 22, 2017.

14

Name	Equity Ownership as at March 22, 2017		Equity Ownership as at March 15, 2016		Net Changes in Equity Ownership		Value of Equity Investment at March 22, 2017(2)	Additional Required Investment
	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs(1)
Pierre Lassonde	2,359,247	7,738	2,434,247	5,651	(75,000)	2,087	C$202,495,567	Nil
Tom Albanese	11,235	3,879	11,235	1,844	Nil	2,035	C$1,293,003	Nil
Derek Evans	4,054	11,464	4,000	8,812	54	2,652	C$1,327,565	Nil
Graham Farquharson	121,543	11,730	76,110	9,075	45,433	2,656	C$11,401,505	Nil
Catharine Farrow	Nil	4,041	Nil	1,488	Nil	2,553	C$345,708	Nil
Louis Gignac	10,000	8,137	10,000	5,787	Nil	2,350	C$1,551,620	Nil
Randall Oliphant	75,000	3,028	75,000	1,004	Nil	2,024	C$6,675,295	Nil
David Peterson	15,208	13,522	15,000	10,670	208	2,851	C$2,457,852	Nil

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 22, 2017, which was C$85.55 per share.

Other Information

There were no repricings during the financial year ended December 31, 2016. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2016. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2016.

15

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51‑102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options(1)	Option exercise price	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units of shares that have not vested(3)	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed(4)
Pierre Lassonde	Nil	-	-	Nil	Nil	Nil	$462,675
Tom Albanese	75,000	C$46.17	Aug 19, 2023	$1,905,385	Nil	Nil	$231,935
Derek Evans	75,000	C$18.91	Aug 21, 2018	$3,428,128	Nil	Nil	$685,462
Graham Farquharson	Nil	-	-	Nil	Nil	Nil	$701,367
Catharine Farrow	65,000	C$58.67	Aug 20, 2025	$1,046,183	Nil	Nil	$241,622
Louis Gignac	25,000	C$15.20	Dec 20, 2017	$1,211,790	Nil	Nil	$486,532
Randall Oliphant	Nil	-	-	Nil	Nil	Nil	$181,052
David Peterson	Nil	-	-	Nil	Nil	Nil	$808,515

Notes

(1)

Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10‑year term. Grant dates coincide with the date 10 years prior to the option expiration date.

(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share, less the exercise price of the options and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448.

(3)

All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash. The inclusion of Conversion DSUs in the table above is for informational purposes.

(4)

The market or payout value was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan was as follows: Mr. Lassonde – 7,738, Mr. Albanese – 3,879, Mr. Evans – 11,464, Mr. Farquharson – 11,730, Dr. Farrow – 4,041, Mr. Gignac – 8,137, Mr. Oliphant – 3,028 and Mr. Peterson – 13,522.

Incentive Plan Awards – Value Vested or Earning During the Year

The following table (presented in accordance with Form 51‑102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based Awards Value vested during the year(1)	Share-based Awards Value vested during the year(2)	Non-equity incentive plan compensation Value earned during the year
Pierre Lassonde	Nil	$138,245	Nil
Tom Albanese	$1,041,092	$134,916	Nil
Derek Evans	Nil	$175,454	Nil
Graham Farquharson	Nil	$175,684	Nil
Catharine Farrow	$704,675	$169,051	Nil
Louis Gignac	Nil	$155,587	Nil
Randall Oliphant	Nil	$134,182	Nil
David Peterson	Nil	$188,575	Nil

16

Notes

(1)

Represents 33 1/3% of options with grant dates and vesting dates as set out below. The value vested during the year of option-based grants was calculated using the closing price of the common shares on the TSX on the vesting date, less the exercise price of the options. The rate used for currency translation into U.S. dollars was the Bank of Canada noon rate on the vesting date. The relevant grant dates, vesting dates, TSX prices and currency translation rates are as follows:

Applicable Director	Grant date	Vesting date	TSX price on vesting date	Currency translation rate on vesting date
Mr. Albanese	August 19, 2013	August 19, 2016	C$99.80	0.7765
Dr. Farrow	August 20, 2015	August 22, 2016 (as August 20, 2016 fell on a Saturday)	C$100.76	0.7727

(2)

Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2016, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5‑day weighted average price on the TSX prior to the grant date and the rate used for currency translation into U.S. dollars was the Bank of Canada noon rate on the grant date as follows:

Type	Grant date	TSX price	Bank of Canada noon rate
Conversion DSUs, Annual DSU Grant and Dividend Equivalents (Q1)	March 31, 2016	C$81.17	0.7710
Conversion DSUs, Annual DSU Grant and Dividend Equivalents (Q2)	June 30, 2016	C$93.38	0.7687
Dividend Equivalents (Q3)	September 29, 2016	C$94.56	0.7633
Conversion DSUs and Annual DSU Grant (Q3)	September 30, 2016	C$93.62	0.7624
Dividend Equivalents (Q4)	December 22, 2016	C$74.74	0.7425
Conversion DSUs and Annual DSU Grant (Q4)	December 30, 2016	C$79.95	0.7448

The aggregate number of dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants during 2016 was as follows: Mr. Lassonde – 2,087, Mr. Albanese – 2,035, Mr. Evans – 2,652, Mr. Farquharson – 2,656, Dr. Farrow – 2,553, Mr. Gignac – 2,350, Mr. Oliphant – 2,024 and Mr. Peterson – 2,851. While such DSUs technically vested when credited/awarded during 2016, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at Financial Year-End Exercisable/ Unexercisable	Value of Unexercised In the-Money Options at Financial Year-End(2) Exercisable/ Unexercisable
Pierre Lassonde	Nil	Nil	Nil/Nil	Nil/Nil
Tom Albanese	Nil	Nil	75,000/Nil	$1,905,385/Nil
Derek Evans	Nil	Nil	75,000/Nil	$3,428,128/Nil
Graham Farquharson	75,000	C$5,610,000	Nil/Nil	Nil/Nil
Catharine Farrow	Nil	Nil	21,667/43,333	$348,733/$697,450
Louis Gignac	Nil	Nil	25,000/Nil	$1,211,790/Nil
Randall Oliphant	Nil	Nil	Nil/Nil	Nil/Nil
David Peterson	Nil	Nil	Nil/Nil	Nil/Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.
(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share, less the exercise price of the options, and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information - Share Compensation Plan”. For clarity, the only plan-based awards for which non-executive directors are eligible are options awarded under the Share Compensation Plan and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the Share Compensation Plan.

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To date, at the time of joining the Board, directors have been granted stock options to provide a long-term ownership perspective on the direction of the Corporation. While the Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any existing non-executive directors in the foreseeable future.

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STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of nine directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58‑101 – Disclosure of Corporate Governance Practices (“NI 58‑101”) and the listing standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that eight directors (Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant, Evans and Albanese and Dr. Farrow) are “independent” for purposes of Board membership, as provided in NI 58‑101 and by NYSE listing standards, and therefore all of the directors are “independent” other than Mr. Harquail, by virtue of his position as President & CEO.

The Board has also considered the independence of its directors more generally, and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant, Evans and Albanese and Dr. Farrow are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Shareholders and other interested parties may communicate with any member of the board of directors, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P. O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2016 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold such an in-camera session at each Board and committee meeting.

Chair of the Board

Pierre Lassonde Chair of the Board

Mr. Lassonde, the Chair of the Board, has had an exemplary career as a professional engineer, astute investor, innovative financier, entrepreneurial company builder, dedicated philanthropist, senior statesman of Canada’s mining and investment industries and internationally respected industry spokesman. Mr. Lassonde is a respected worldwide authority on mining and precious metals. In addition to his qualifications, the Board has unanimously concluded that Mr. Lassonde is an independent director. See “Composition of the Board – Independence” above. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The responsibilities of the Chair of the Board include:

    providing advice, counsel and mentorship to the CEO;

    providing information to the directors on a timely basis;

    Chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

    presiding over shareholder meetings.

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Attendance at Meetings

During the financial year ended December 31, 2016, the Board held six meetings. The ARC held five meetings and the CCGC held four meetings. Non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings Attended	ARC Meetings Attended	CCGC Meetings Attended
Pierre Lassonde	6 of 6 - 100%	N/A	N/A
David Harquail	6 of 6 - 100%	N/A	N/A
Tom Albanese	6 of 6 - 100%	5 of 5 - 100%	N/A
Derek Evans	6 of 6 - 100%	5 of 5 - 100%	N/A
Graham Farquharson	6 of 6 - 100%	N/A	4 of 4 - 100%
Catharine Farrow	6 of 6 - 100%	N/A	N/A
Louis Gignac	6 of 6 - 100%	N/A	4 of 4 - 100%
Randall Oliphant	6 of 6 - 100%	5 of 5 - 100%	N/A
David Peterson	6 of 6 - 100%	N/A	4 of 4 - 100%

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. Examples of engagement practices in 2016 include meetings between the Chair of the Board and the Corporation’s larger shareholders and potential shareholders in North America and Europe, as well as meetings between Board members and the Corporation’s shareholders. It is also the practice of the Board to annually host institutional investors and analysts at the Corporation’s offices. This provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

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Board Committees

Audit and Risk Committee

Members
Randall Oliphant Chair	Tom Albanese	Derek Evans

  All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52‑110 – Audit Committees)

  Mr. Oliphant has been determined by the Board in its business judgment to be a “financial expert”

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

  the quality and integrity of the financial statements of the Corporation;

  the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;

  the qualification, independence and performance of the Corporation’s independent auditors;

  the performance of the Chief Financial Officer;

  risk management oversight;

  the compliance by the Corporation with legal and regulatory requirements in respect of its oil & gas disclosure; and

  the qualification, independence and performance of the Corporation’s qualified oil & gas reserves evaluator or auditor.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management and oil & gas reserves. A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC is set out in the Corporation’s most recent Annual Information Form and Form 40‑F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively, and is also available on the Corporation’s website at www.franco-nevada.com.

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Compensation and Corporate Governance Committee

Members
David Peterson Chair	Graham Farquharson	Louis Gignac

  All members of the CCGC are “independent” (as defined in National Instrument 58‑101 –Disclosure of Corporate Governance Practices)

  Dr. Catharine Farrow will be a member of the CCGC effective May 9, 2017

Among other things, the CCGC:

  reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

  annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation;

  makes recommendations concerning the remuneration of directors; and

  administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CCGC also serves as the Board’s nominating committee. It is responsible for:

  developing the Corporation’s approach to governance issues;

  filling vacancies among the directors (see “Nomination of Directors” in this section);

  reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment”);

  adopting, reviewing and updating the Corporation’s written Code of Business Conduct and Ethics and its written disclosure policy (see “Ethical Business Conduct” in this section); and

  ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The Corporation’s Compensation and Corporate Governance Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CCGC can be current CEOs of publicly-traded companies and that the CCGC will have an in-camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CCGC’s charter is available on the Corporation’s website at www.franco-nevada.com.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of the ARC, the Chair of the CCGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. To date, all Board members have been provided with a copy of the written mandate and charters for the Board and each of its committees, respectively, and a copy of the Board’s approved policies relating to, among other things, the business

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conduct and ethics of directors, officers and employees, auditor independence, employee complaint procedures for accounting and auditing matters and confidentiality, fair disclosure and trading in securities. Board members have also been provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members will be provided with these materials and meet with the Chair of the Board and members of management as part of their orientation.

With respect to continuing education, the Corporation works to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2016, in addition to standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in the mining and oil & gas industries, presentations from management and outside advisors/experts/third parties were provided at the following events:

Timing/Place	Attendees	Topic	Presented/Hosted By
February 2016/Florida	Messrs. Lassonde, Harquail, Albanese, Oliphant and Dr. Farrow	Investor and banking relationships	Management/Bank of Montreal
September 2016/Denver	Messrs. Lassonde, Harquail, Oliphant and Dr. Farrow	Investor and banking relationships	Management/Denver Gold Group
November 2016/Barbados	All board members	Subsidiary site visit and strategic discussions	Management/Franco-Nevada (Barbados) Corporation management

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining, and oil & gas industry events, and other relevant stakeholder events.

Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CCGC serves as the Board’s nominating committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above. The CCGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CCGC is responsible for:

  developing and recommending to the Board criteria for selecting new directors;

  assisting the Board by identifying individuals qualified to become members of the Board; and

  recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

  annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

  annually reviewing the competencies and skills that the Board considers each director to possess, including the skills matrix as discussed below, and what each new nominee should bring to the Board; and

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  working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below.

Skills Matrix

The CCGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows:  experience with respect to the mining industry, oil & gas industry, accounting and finance, risk management, legal matters, human resources and compensation matters, corporate governance, public company boards and public company management. Set out below are the skills identified for each director.

Skills	Pierre Lassonde	David Harquail	Tom Albanese	Derek Evans	Graham Farquharson	Catharine Farrow	Louis Gignac	Randall Oliphant	Hon. David R. Peterson
Mining
Oil & Gas
Accounting & Finance
Legal
Risk Management
HR & Compensation
Corporate Governance
Public Company Boards
Public Company Management

Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate once a director reaches a specified age. On the March 1st after a non-employee director’s 72nd birthday and on every March 1st thereafter while such individual is still a director of the Corporation, the director must submit his or her resignation to the Board and the CCGC for consideration. The CCGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CCGC’s recommendation and make its determination. Neither the CCGC nor the Board has waived compliance with this policy to date. In accordance with this policy, Messrs. Farquharson and Peterson tendered their resignations on March 1, 2017. The Board, on the recommendation of the CCGC, unanimously declined to accept Messrs. Farquharson and Peterson’s resignations and has nominated them for re-election to the Board. The Board took into consideration, among other things, Mr. Farquharson’s outstanding technical expertise and experience and Mr. Peterson’s specialized governance and legal expertise in determining it was in the best interests of the Corporation for Messrs. Farquharson and Peterson to continue to serve as directors. Neither Mr. Farquharson nor Mr. Peterson participated in the deliberations of the CCGC or the Board with respect to their own resignations.

The Board has determined, being a nine-year-old company, not to establish term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, the director retirement policy is expected to provide sufficient opportunities to consider board renewal in the near-term such that meaningful board renewal may occur. The Board will continue to evaluate whether term limits would be advisable on an ongoing basis.

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Diversity

The Corporation is committed to diversity among its employees, executive officers and on the Board. In 2015, the Board adopted a formal written diversity policy (the “Diversity Policy”) relating to identifying women as candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions. Pursuant to the Diversity Policy, the CCGC will seek out highly-qualified candidates for Board and/or senior management positions and will specifically consider diversity criteria including gender, ethnicity and geographic background when identifying candidates. Where appropriate, the CCGC will engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity aspirations. As all recommendations of director nominees and appointments of executive officers need to be approved by the CCGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented. The Diversity Policy will be reviewed annually by the CCGC to ensure it is effective in achieving its objectives. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

The Board and the CCGC have been considering the level of representation of women on the Board in identifying and nominating candidates for election and re-election to the Board. Over the past several years, the CCGC has been proactive and has considered and interviewed several women as potential Board members. Initially the Board was focused on recruiting a director with a strong technical mining background and following an exhaustive search, Dr. Farrow was elected by shareholders at the 2015 annual and special meeting of the Corporation as its ninth director. With the addition of Dr. Farrow to the Board, for 2017, one of nine (11%) directors of the Corporation is a woman.

The Board will continue to actively search for additional qualified women as directors. The Corporation is confident that additional meaningful progress will be achieved in improving gender diversity on the Board over the next few years.

The Corporation does consider the level of representation of women in executive officer positions when making executive officer appointments. Between 2007 and 2012, the Corporation had two women in Named Executive Officer positions, a clear demonstration of the Corporation’s commitment to gender diversity at the highest executive level. One executive retired and the other decided to pursue other opportunities. After the CEO, 67% of the Corporation’s current executive officers are members of visible minorities reflecting the Corporation’s commitment to diversity more broadly. During 2016, additional gender diversity progress was made through the hiring of a woman for a senior level position (Director of Finance) and the internal promotion of another woman to a senior level position (Controller). The Corporation will continue to seek out and consider women as candidates in all positions as they become available, including executive officer positions.

The Corporation has not set targets for women as Board members and executive officers. The Board has determined that its historical practices have resulted in meaningful progress to date and, together with the Diversity Policy, the Board is committed to further progress in the future. The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular.

Compensation Process

The CCGC serves as the Board’s compensation committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee” in this section. With respect to compensation of directors and executive officers, the CCGC is responsible for:

  assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;

  reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the CEO) of the Corporation; and

  approving and evaluating the compensation plans, policies and programs of the Corporation.

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For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” above.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. Such assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee chair assessments, individual director self-assessments and peer assessments. The Chair of the Board meets with each individual director and the Chair of the CCGC meets with the Chair of the Board to discuss the above matters. Members of the CCGC are responsible for drafting, collecting and assessing questionnaires, and facilitating discussions. The Chair of the CCGC reports on the results of this process to the Board. The CCGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2016 was conducted in the first quarter of 2017 and the CCGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CCGC is responsible for ensuring that succession strategies are both appropriate and are being implemented. All meetings of the CCGC and meetings of the Board in 2016 included an in-camera session with and without the CEO at which human resource issues and succession were regularly discussed. During the in-camera sessions, the CEO provided a verbal report on his current succession plan and those internal candidates that are in a succession position near-term and those that would require longer-term mentoring. The CEO also reported on his actions to mentor the internal candidates, including the provision of executive coaching, additional educational resources, broader experiences and higher public profiles. The potential for the Corporation to recruit an external candidate as CEO is also regularly discussed and is considered a viable option that does not require implementation at this stage. The CCGC also monitors progress in succession for executive positions reporting to the CEO. One of the five corporate goals for each executive is to ensure succession and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the CEO and which are provided to the CCGC. Each year, the CEO reviews the achievement of succession objectives with each executive which then forms part of the CEO’s annual performance review of each executive and recommendations that he makes to the CCGC. These reviews and recommendations are considered by the CCGC in connection with its recommendations to the Board for annual incentive compensation. Finally at year end, the CEO provides the CCGC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation.

As previously disclosed, during 2014, Geoff Waterman, Chief Operating Officer with responsibility for the oil & gas division of the Corporation, announced his intention to retire in the near-term. Following an extensive search for a successor to Mr. Waterman, it was determined that an internal candidate, Jason O’Connell, was best placed to succeed Mr. Waterman given Mr. O’Connell’s extensive knowledge of the Corporation’s business model and strategy. Mr. Waterman retired in April 2016 and the CCGC determined that Mr. O’Connell had demonstrated that he was ready to assume Mr. Waterman’s responsibilities. Mr. O’Connell was appointed Vice President, Oil & Gas, effective May 1, 2016. The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future. For further background and other information regarding Mr. O’Connell, see “Compensation Discussion & Analysis – Named Executive Officers: Accomplishments and Awards” below.

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Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR at www.sedar.com and on the Corporation’s web site at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The CCGC will monitor compliance with the Code and be responsible for granting any waivers from the application of the Code and will review management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policy

The Board has adopted employee complaint procedures for accounting and auditing matters (collectively, the  “Whistleblower Policy”) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any questionable accounting or auditing matter. The Whistleblower Policy outlines how an employee with a good faith concern about any accounting or auditing matter can report those concerns directly to the Chief Legal Officer, and on an anonymous basis, directly to the Chair of the ARC.

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Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy generally outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities without the prior permission of the Board. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Risk Management

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2016. Included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CCGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and policing of the mitigation factors and plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed. Board members are also provided with at least monthly reports from the CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence and providing technical, political, financial, corporate social responsibility and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues. Directors will often accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets.

Discrimination, Harassment and Equal Opportunity Policy

The Board has adopted a Discrimination, Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to:  (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

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Environmental and Social Responsibility

The Corporation’s business is investing in the business of others and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and oil & gas companies which are typically publicly listed. As management is not responsible for the day-to-day operational or development decisions at a project, it is able to focus on growth and new investments. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and oil & gas extraction in all aspects of its investments including with respect to environmental, social and governance issues, which are addressed through a combination of the following:

  policies which guide investment decisions

  due diligence process for new investments

  contractual rights in royalty and stream agreements

The approach taken by the Corporation has generated real value for shareholders and has allowed it to acquire royalties and streams on projects operated by some of the best operators in the industry. Information regarding the Corporation’s environmental and social responsibility policies (including its Investment Principles (Environmental, Social and Governance) Policy, Corporate Responsibility Policy, and Health and Safety Policy), its due diligence process, ongoing management through contractual rights and its impact as well as the impact of its third-party operators is available on the Corporation’s website at www.franco-nevada.com.

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STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholders:

On behalf of the Board, the members of the Compensation and Corporate Governance Committee present our 2016 Statement of Executive Compensation.

For 2016, Franco-Nevada’s compensation program was guided by the following goals:

  absolute focus on performance;

  strong alignment between management and long-term shareholder interests;

  continued generation of shareholder value;

  strong alignment between management compensation and a disciplined, rigorous approach to new investments and management of existing assets; and

  the majority of compensation being tied to long-term, at-risk share-based incentive compensation.

A number of significant achievements were accomplished through the team’s efforts during 2016. Most notably, the Corporation:

  acquired for $500 million a precious metals stream on the Antapaccay mine in Peru operated by Glencore plc providing significant immediate gold equivalent ounces and cash flow;

  completed a $920 million equity offering, the fourth largest bought deal in history for a precious metals company;

  repaid all amounts owing under the Corporation’s credit facility;

  acquired oil & gas royalty rights in the STACK shale play in Oklahoma’s Anadarko basin, the Corporation’s first entry into the oil & gas market in the US; and

  increased its dividend for the ninth straight year and dividend declarations reached $157 million making Franco-Nevada the largest dividend payer in the gold industry for 2016.

The above accomplishments built on previous years’ performance and the Corporation is well positioned for the future. Together with the other cornerstone investments, Antamina, Candelaria and the renegotiation and commencement of funding of Cobre Panama, the Corporation has undergone transformational growth over the past two years. It is debt free and has significant available capital to execute new investments. The management team has remained stable and has demonstrated its ability to continue to build the Corporation.

The Committee during its year-end review took into account all of the above. Also taken into consideration was that no base salary adjustments occurred in 2016. Following its review, the Committee concluded that the Corporation had significantly exceeded its goals for the year and full-targeted incentive compensation awards were warranted. As well, additional annual incentive awards and stock option grants were awarded providing both near-term and long-term incentives in recognition of the outstanding achievements of management.

Dr. Catharine Farrow will be joining the Committee in May 2017 and we look forward to welcoming her insight and contributions. The Corporation remains committed to diversity and further progress was made on the management team during 2016. The Board will continue to work to improve Board diversity.

We remain committed to maintaining high standards of corporate governance and compensation practices and we encourage and welcome your feedback.

Sincerely,

“Hon. David R. Peterson”

“Graham Farquharson”

“Louis Gignac”

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and Corporate Governance Committee

David Peterson Chair, Independent Member Since: Nov 12, 2007	Graham Farquharson Independent Member Since: Nov 12, 2007	Louis Gignac Independent Member Since: Mar 20, 2014

Member, Compensation Committee, VersaPay Corporation Senior Counsel, Cassels Brock & Blackwell LLP and previous Chair of its Executive Committee	Previous Chair, Corporate Governance and Human Resources Committee, Cambior Inc. Previous Chair, Human Resources and Compensation Committee, Placer Dome Inc.	Member, Human Resources Committee, Domtar Corporation (until May 3, 2017) Previous President & CEO, Cambior Inc. Previous Chairman, Human Resources Committee, Gaz Métro Inc.

Messrs. Peterson, Farquharson and Gignac each have skills and direct experience as noted above that is relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. They have each served on the compensation committees of other Canadian publicly-traded corporations and provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and Corporate Governance Committee

The CCGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CCGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive and consistent with the best interests of the Corporation. The CCGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CCGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the CEO and for evaluating the CEO’s performance in light of those goals and objectives. The CCGC recommends to the Board the CEO’s compensation based on such evaluation. The CCGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CCGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The CEO provides the CCGC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CCGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CCGC has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2016 and 2015, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers, although the directors did continue to obtain guidance from experienced third parties on various compensation-related matters.

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Compensation Philosophy and Objectives

Following the retirement of the Corporation’s Chief Operating Officer, Geoff Waterman, in April 2016, the Corporation’s executive team now consists of four executive officers, the President & CEO, Chief Financial Officer, Senior Vice President, Business Development and Chief Legal Officer & Corporate Secretary.

The Named Executive Officers for purposes of this Circular (being the CEO, the Chief Financial Officer and the other three most highly compensated officers of the Corporation) are: (i) Mr. David Harquail, President & CEO, (ii) Mr. Sandip Rana, Chief Financial Officer, (iii) Mr. Paul Brink, Senior Vice President, Business Development, (iv) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, and (v) Mr. Jason O’Connell, Vice President, Oil & Gas. All of the Named Executive Officers’ compensation is structured such that greater emphasis is placed on incentive-based compensation, particularly long-term, at-risk, share-based compensation, ensuring alignment of such Named Executive Officers with the Corporation’s shareholders.

While the Corporation’s compensation program makes the above distinction, the Corporation’s strategic objectives drive its overall compensation philosophy such that all Named Executive Officers will expect a majority of their income will derive from the long-term growth of the Corporation’s share price.

The specific objectives of the Corporation’s compensation program for its officers are as follows:

  to attract and retain talented officers;

  to align the interests of officers with those of the Corporation’s shareholders; and

  to link individual compensation to the performance of both the Corporation and the performance of each individual officer.

The Corporation’s compensation program is designed to reward officers for:

  superior corporate performance relative to pre-set internal objectives;

  superior corporate performance relative to an external performance index (see “Benchmarking” below); and

  exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

Benchmarking

The Corporation has generally considered compensation programs in relevant sectors of the mining and oil & gas industries as well as the compensation programs of its competitors but has not specifically engaged in benchmarking with a specific peer group. The Corporation has developed a performance index based on external indices (against which share price performance will be measured) as one of five components of the vesting criteria for performance-based RSUs which may be awarded. For further information, see “Restricted Share Units” in this section below.

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CCGC with respect to compensation matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CCGC, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place.  For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long term at-risk variable compensation. Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CCGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Risk Management”. To

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date, the Board and CCGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Elements of Compensation

The Corporation currently provides a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of a non-equity annual incentive cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs, performance-based RSUs and stock options.

Named Executive Officers

For Mr. Harquail, base salary comprises 20% of his total compensation. The remaining 80% is split equally between a non-equity annual incentive cash bonus, time-based RSUs, performance-based RSUs and stock options.

For the other Named Executive Officers, base salary comprises 33% of their total compensation. The remaining 67% is split equally between a non-equity annual incentive cash bonus, time-based RSUs, performance-based RSUs and stock options.

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer for performing the position’s specific responsibilities and is typically determined with general reference to, among other things, base salary at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers. To date, increases to base salaries have sometimes been awarded to recognize performance, professional progression, and to provide for more individualized compensation. Increases to base salary have also factored in cost of living adjustments. Notwithstanding any such increases to base salary, the Corporation continues to place a greater relative emphasis on long-term, at-risk, share-based compensation with such compensation comprising 50% of targeted total compensation (other than for the CEO whose long-term, at-risk share based compensation is targeted at 60% of total compensation). For 2017, the CCGC has determined that base salary will remain at the same percentage targets of total compensation as the past three years (33% for the Named Executive Officers other than the CEO, whose base salary will be targeted at 20% of total compensation).

The CCGC has considered, and will consider, the following factors in setting base salaries:

  the level of responsibility related to each officer’s position;

  the base salaries paid to equivalent officers at industry peers generally;

  the experience of the officer;

  the officer’s overall performance versus established goals and objectives; and

  the retention risk consideration for each officer.

Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk, share-based compensation.

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Annual Cash Bonus

Annual cash bonuses are a short-term variable element of compensation that reward each officer for both corporate and individual performance and are typically determined with reference to pre-set corporate and individual performance objectives. Annual cash bonuses are intended to fit into the Corporation’s overall compensation objectives by directly linking individual compensation to the performance of both the Corporation and the individual. The CCGC has determined that annual cash bonuses, if awarded, will be capped at a maximum of 200% of base salary in order to mitigate excessive risk-taking and limit potential windfalls but that the specific targets as discussed below would be the baseline target for achievement of pre-set corporate and personal objectives for the year.

Share-Based Compensation

Share-based compensation is a long-term, at-risk, variable element of compensation that directly and indirectly aligns the interests of officers with shareholders and encourages retention. The components of the share-based compensation consist of time-based RSUs, performance-based RSUs and stock options.

Restricted Share Units

The Corporation awards both time-based RSUs and performance-based RSUs as they have different vesting schedules which ensure strong alignment with shareholder interests. Time-based RSUs vest in equal thirds over a three-year period commencing on the first anniversary of the grant date.

Performance-based RSUs vest 100% on the third anniversary of the grant date subject to the achievement of pre-determined performance objectives on such vesting date. The performance-vesting criteria involves the following five components: (i) growth, (ii) performance, (iii) margins, (iv) risk management, and (v) succession, as further detailed below. Satisfaction of such criteria for vesting of any performance-based RSUs will be definitively determined by the CCGC at a meeting to consider the matter which is typically held at the end of the relevant calendar year. For example, the CCGC will determine the vesting of performance-based RSUs awarded in 2016 in late 2019.

With respect to the second component mentioned above, being performance, the CCGC has given considerable attention to developing a broadly-based performance index based on external indices (the “RSU Index”) against which to measure the Corporation’s share price performance and thus management’s performance over this three-year period as one of the five components of the vesting criteria. The RSU Index takes into account the following components: the performance of key commodities underlying the Corporation’s asset portfolio; the performance of certain gold and energy indices; and the performance of reference stock market indices. The relative weighting of the precious metals and energy components within the RSU Index will be based upon the relative contribution of gold, platinum, palladium and energy to the projected revenues of the Corporation for the life of the RSUs awarded.

The specific components of the RSU Index for the performance-based RSUs awarded in 2016, other than the weightings of the various components for the three-year measurement period from December 2016 through December 2019, have been established by the CCGC. At the end of the measurement period, one of the factors to be weighed in determining whether the performance-based RSUs will vest is the measuring of the Corporation’s share price performance against the performance of the RSU Index.

For illustrative purposes, using the relevant figures as at December 31, 2016, the RSU Index would have been composed of the following items with the following weightings for the fiscal year 2017 (based on the Corporation’s commodity revenue mix as at December 31, 2016 and the Corporation’s 2017 budget):

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The relative weighting of the precious metals and energy components, for the commodity prices and the indices, will be based upon the relative contribution of precious metals and energy to the projected revenues of the Corporation for each relevant fiscal year’s results for the three years following the grants as at December 31st in each year.

The CCGC expects that awarded performance-based RSUs would be adjusted if a performance goal or similar condition on which they were based was restated or adjusted.

Stock Options

The Corporation awards stock options which vest in equal thirds over a three-year period commencing on the first anniversary of the grant date. Such options have a 10‑year term.

The CCGC believes the different components of stock-based compensation, together with the different vesting schedules and maturities directly tie an officer’s compensation to shareholder returns and the performance of both the Corporation and the individual over the near, medium and long-term.

Incentive Compensation Targets

Awards of incentive compensation to officers are targeted as a percentage of base salary. The targets place a greater emphasis on long-term, at-risk, share-based compensation. For 2016, each component of incentive compensation was targeted as set out in the graphs below. The targets for 2017 remain the same.

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For 2016, incentive compensation comprised approximately 80% of total compensation for the CEO and 67% of total compensation for the other Named Executive Officers, with long-term, at-risk, share-based compensation accounting for 75% of total incentive compensation for all officers.

Incentive compensation is awarded up to the targeted percentages set out above on the basis of the achievement of pre-set corporate and personal objectives for the year. These may include both quantitative and qualitative objectives for both the Corporation and the individual officer. For the past three years, the CCGC and Board have set corporate objectives to drive achievement in the areas of growth, performance, margins, risk management and succession. These areas have been selected to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. The CEO also sets personal objectives for the executive officers which are specific to the year and their personal development. The CCGC and Board retain final discretion to award incentive compensation absent attainment of the relevant objectives or to reduce or increase the size of any award or payout. To date, the Board and CCGC have not exercised such discretion. See, however, “Additional Awards”. The CEO is not guaranteed an award of any incentive compensation under poor market conditions and it is possible for the CEO to receive no incentive compensation.

Additional Awards

The Board has the ability to make further additional awards when considered appropriate. Circumstances when such an additional award may be considered by the Board could include, when in the Board’s judgment: (a) there has been achievement of exceptional performance or outcomes beyond the targeted achievements previously contemplated by the Corporation’s incentive programs; (b) there is a specific need to recognize a change in the role of or to retain a key officer; or (c) previously established base salaries and targeted incentives are not reflective of the current market. An additional award can consist of cash, options and/or RSUs and is a variable element of compensation that rewards an executive officer for extraordinary performance.

For 2016, the Board awarded additional awards to the Named Executive Officers as set out in the Summary Compensation Table. The addition of Antapaccay (a new cornerstone asset) to the Corporation’s portfolio, completion of a significant financing and elimination of all debt and entry into a new market for oil & gas investments constituted achievements by the Corporation and performance by the Named Executive Officers well beyond expectations for 2016. For further detail, please see “Corporate Goals and Performance”. In addition, consideration was given to the fact that base salaries for the Named Executive Officers had not been adjusted in 2016.

Pension, Perquisites and Personal Benefits

The Corporation provides credits for perquisites and benefits to its Named Executive Officers which are available to all employees, which include health and insurance benefits, as well as basic fitness club memberships and parking or public transit reimbursement. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation. The Corporation has no pension plan, deferred compensation plan or other programs related to retirement funding.

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Corporate Goals and Performance

For 2016, corporate and personal objectives included: growing the Corporation through value-added acquisitions, outperforming internal corporate benchmarks, maintaining margins through containing costs, ensuring comprehensive risk management through robust asset management and risk control and planning for succession and proper technical depth. The following chart outlines: (i) the objectives (which involved both subjective and objective considerations) for each executive officer, (ii) the weighting by importance of each objective to the respective role of each officer for each year, and (iii) the corporate performance measurements considered by the CCGC and their conclusions.

Objective	Weighting	Objective and Subjective Performance Measures Considered	Conclusion
Growth

   Acquisition of a new cornerstone asset in the Corporation’s portfolio, a precious metals stream on the Antapaccay mine in Peru operated by Glencore, for $500 million, providing significant, immediate gold equivalent ounces (“GEOs”) and cash flow from one of the top mines in the world

   Acquisition of royalty rights in the STACK shale play in Oklahoma’s Anadarko basin for $100 million, the Corporation’s first oil & gas investment in the United States

   Completion of a $920 million equity offering, the fourth largest bought deal in history for a precious metals company; the offering was significantly over-subscribed demonstrating strong shareholder support for the Corporation and its management team

   Numerous opportunities evaluated and declined

Objective significantly exceeded
Performance

   GEOs guidance for 2016 was increased in Q3 and ultimately exceeded 2015 by 29.0% with 464,383 GEOs earned during 2016, a new record

   Record revenue earned during 2016

   27% and 31% increase in share price on a C$ and US$ basis, respectively

   Over a three-year and five-year period, significant outperformance against both gold and all relevant gold equity benchmarks

   Full year of GEOs received under the Antamina stream exceeded expectations

Objective exceeded
Margins(2) $

   Margins over 80%

   All amounts outstanding under the Corporation’s credit facility repaid

   All free cash flow available for new investments and to pay dividends; available capital of $1.4 billion

   Dividend increased for a ninth consecutive year and the Corporation was the largest payer of dividends in the gold industry by total dollar value during 2016 with $157 million in dividends declared

   G&A remained stable

Objective achieved
Risk Management		Asset management and asset audit processes improved Environmental, social and governance disclosure and policies improved	Objective achieved
Succession		Management of Oil & Gas division assumed by Jason O’Connell Additional team members added to the business development and finance team	Objective achieved

Notes

(1)	For the CEO, all corporate objectives are weighted “high” and equally weighted at 20%.
(2)

Margin is defined by the Corporation as Adjusted EBITDA divided by revenue. The Corporation uses this non-GAAP measure to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS. Please refer to the Corporation’s financial statements for additional detail.

For 2017, corporate and personal objectives for officers (including the CEO) will continue to include those set out in the chart above. The CEO’s objectives will continue to be the same as those for the Corporation. For the CEO, each of

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the objectives will be weighted as “high” and will be equally weighted (i.e. 20%), subject to the discretion of the CCGC. The CCGC will continue to use both subjective and objective measures for considering each of the corporate objectives set out in the chart above. For growth, the CCGC will consider the number, nature and value of transactions. For performance, the CCGC will consider share price performance, net asset value and market capitalization. For margins, the CCGC will consider earnings and revenues against budget and 2016 results and general and administrative expense performance against budget. For risk management, the CCGC will consider asset management practices implemented by the Corporation and other accomplishments with respect to other risk management practices. For succession, the CCGC will consider progress in developing depth in the organization, the quality of new hires, if any, and assessment of the progression of succession candidates.

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Named Executive Officers: Accomplishments and Incentive Awards

The following section provides information about each Named Executive Officer and their respective 2016 performance and compensation awards.

David Harquail

President & CEO

David Harquail is President & CEO and is a director of Franco-Nevada. He served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development. He is on the board of the World Gold Council and has also held roles as President and CEO of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury.

Individual performance considerations	CCGC conclusions

Mr. Harquail:

    Provided extremely strong overall leadership to the Corporation, maintaining a culture of entrepreneurship and owner mentality, ensuring the management team focused on maintaining their disciplined approach to new investments and maintaining a small management team to run the business

    Led the Corporation on its cornerstone Antapaccay investment, historical equity offering and entry into the U.S. oil and gas royalty market

    Provided strong mentorship to succession candidates

    Maintained strong relationships with all stakeholders including shareholders and third-party operators of the assets in which the Corporation has royalty/streaming interests

Mr. Harquail met or exceeded all objectives set for him in 2016. Full targeted incentive awards as well as additional awards, all as detailed in the Summary Compensation Table were awarded to Mr. Harquail. As well, in recognition of: (i) Mr. Harquail’s outstanding overall leadership, (ii) the consistent generation of shareholder value, (iii) the continued outperformance of the Corporation against gold and all relevant comparable gold equity benchmarks, and (iv) shareholder confidence in the management team assembled by Mr. Harquail, it was determined that an adjustment to Mr. Harquail’s base salary for 2017 to C$850,000 was warranted.

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Set out below is a graph setting out Mr. Harquail’s: (i) targeted compensation for the past five years (based on the targets disclosed in the Corporation’s management information circulars for the relevant years) (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized (based on the market value of RSUs as at the date of vesting; no amount is included for stock option value as Mr. Harquail has not exercised any options granted during the past five year period), and (iv) the amounts which may be realized in future in respect of each relevant year (based on the market value of RSUs and in-the-money value of stock options as at December 31, 2016). The graph also depicts total shareholder return over the same period. During this period, the total shareholder return has been 118.1% and Mr. Harquail’s realized and realizable pay has increased by 22.3% demonstrating a strong alignment between CEO compensation and shareholder interests.

CEO 5 Year Lookback
CEO Targeted, Awarded, Realized and Realizable Pay (US$)
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Total Shareholder Return (%)
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2012
2013
2014
2015
2016
Total Targeted
Total Awarded
Total Realized Pay
Total Realizable Pay
Total Shareholder Return

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Sandip Rana

Chief Financial Officer

Sandip Rana, Chief Financial Officer, rejoined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at the original Franco-Nevada until 2002 and then acted as an international controller for Newmont Mining Corporation. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he most recently served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA.

Individual performance considerations	CCGC conclusions

Mr. Rana:

    Led negotiations with the syndicate of bankers for the Corporation’s $920 million equity financing, the fourth largest bought deal in history for a precious metals company

    Assumed greater executive responsibilities including additional investor relations responsibilities and IT

    Recruited a new finance director to provide additional technical accounting skills and overall team depth

Mr. Rana met or exceeded all objectives set for him in 2016. Full targeted incentive awards as well as additional awards, all as detailed in the Summary Compensation Table were awarded to Mr. Rana. As well, in recognition of: (i) the additional size of the Corporation and corresponding additional demands on the finance function; (ii) the greater executive responsibilities assumed, and (iii) the static base salary for 2016 for Mr. Rana, it was determined that an adjustment to Mr. Rana’s base salary for 2017 to C$550,000 was warranted.

Paul Brink

Senior Vice President, Business Development

Paul Brink, Senior Vice President, Business Development, has been with Franco-Nevada since its inception. He previously held the position of Director of Corporate Development at Newmont Capital and has additional experience in mining investment banking and in project financing. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Individual performance considerations	CCGC conclusions

Mr. Brink:

    Led the business development team in commercial negotiations for the Antapaccay transaction

    Recruited additional team members to the business development team adding additional skill sets and capacity for new investments

    Assumed a greater leadership role within the Corporation taking on, among other things, additional investor relations responsibility

Mr. Brink met or exceeded all objectives set for him in 2016. Full targeted incentive awards as well as additional awards, all as detailed in the Summary Compensation Table were awarded to Mr. Brink. As well, in recognition of: (i) Mr. Brink’s leadership, (ii) demonstrated ability to grow the business, (iii) greater executive responsibilities assumed, and (iv) static base salary for 2016 for Mr. Brink, it was determined that an adjustment to Mr. Brink’s base salary for 2017 to C$600,000 was warranted.

Lloyd Hong

Chief Legal Officer & Corporate Secretary

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Upper Canada and The Law Society of British Columbia.

Individual performance considerations	CCGC conclusions

Mr. Hong:

    Led the legal negotiations and managed external legal teams for the Corporation’s new investments and $920 million equity financing

    Continued to improve the internal legal function resulting in more efficient use of external counsel, cost savings and additional internal capability

    Assumed greater executive responsibilities including asset and contract management

Mr. Hong met or exceeded all objectives set for him in 2016. Full targeted incentive awards as well as additional awards, all as detailed in the Summary Compensation Table were awarded to Mr. Hong. As well, in recognition of: (i) the improved integration of the legal function with business development and finance, (ii) the greater executive responsibilities assumed, and (iii) the discrepancy with comparable competitors’ compensation, it was determined that an adjustment to Mr. Hong’s base salary for 2017 to C$500,000 was warranted.

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Jason O’Connell

Vice President, Oil & Gas

Jason O’Connell, Vice President, Oil & Gas, has been with Franco-Nevada since 2008. In his role as Vice President, Oil & Gas, Mr. O’Connell reports to Mr. Brink. Mr. O’Connell has held a variety of roles during his tenure with the Corporation, including managing the investor relations’ function and as a Director in the Business Development group. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Individual performance considerations	CCGC conclusions

Mr. O’Connell:

    Demonstrated his ability to assume responsibility for the Oil & Gas division of the Corporation and was promoted to Vice President, Oil & Gas effective May 1, 2016

    Led the commercial negotiations for the Corporation’s first oil & gas investment in the United States, the STACK oil & gas royalty acquisition in Oklahoma

    Streamlined and integrated internal oil & gas reporting and added additional capacity to the oil & gas team

Mr. O’Connell met or exceeded all objectives set for him in 2016. Full targeted incentive awards as well as an additional award, all as detailed in the Summary Compensation Table was awarded to Mr. O’Connell. As well, in recognition of Mr. O’Connell’s promotion, it was determined that an adjustment to Mr. O’Connell’s base salary for 2017 to C$220,000 was warranted.

Other

Termination and Change of Control Benefits

The CEO and Messrs. Rana, Brink and Hong have termination and double-trigger change of control provisions in their respective employment agreements. See “Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. The CCGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements. Mr. O’Connell does not have any contractual termination or change of control provisions in respect of his employment with the Corporation.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities without the prior permission of the Board.

Anticipated Changes to Compensation Policies and Practices:  The Corporation does not intend to make any significant changes to its compensation policies and practices for fiscal 2017 other than as disclosed in this Circular.

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Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2016 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming a C$100 investment was made on December 31, 2011 and that all dividends had been reinvested.

Comparison of Cumulative Total Shareholder Return
on a C$100 Investment in Common Shares
of the Corporation and the Relevant S&P/TSX Indices

Over the five-year period ended December 31, 2016, an investment in the Corporation has resulted in a compound annual return on the investment of 16.9% (including dividends), significantly outperforming the market as set out in the graph above. Over the same five-year period, the trend of executive compensation has been aligned with total shareholder returns.

Summary Compensation Table

The following table (presented in accordance with Form 51‑102F6) sets forth in U.S. dollars all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2016, 2015 and 2014 in respect of the CEO, the Chief Financial Officer and the other three most highly compensated officers of the Corporation. Collectively, these individuals are referred to as the “Named Executive Officers”.

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Summary Compensation Table

(in US$)

Name and principal position	Year	Salary(1)	Share-based awards(2)	Option-based awards(3)	Non-equity incentive plan compensation		All other compensation(5)	Total compensation
					Annual incentive plans(4)	Long-term incentive plans
David Harquail President & CEO	2016 2015 2014	$566,625 $586,500 $511,693	$1,141,459 $1,095,139 $996,974	$1,141,508(6) $547,493 $498,464	$1,133,250 $586,500 $1,023,385	Nil Nil Nil	$11,293 $12,914 $14,456	$3,994,135 $2,828,546 $3,044,972
Sandip Rana Chief Financial Officer	2016 2015 2014	$339,975 $351,900 $333,713	$342,438 $328,590 $325,067	$761,005(6) $164,249 $162,544	$679,950 $175,950 $667,425	Nil Nil Nil	$7,908 $9,193 $10,398	$2,131,276 $1,029,882 $1,499,147
Paul Brink Senior Vice President, Business Development	2016 2015 2014	$377,750 $391,000 $373,758	$380,448 $365,079 $364,075	$761,005(6) $182,498 $182,049	$755,500 $195,500 $747,516	Nil Nil Nil	$9,079 $9,193 $10,932	$2,283,782 $1,143,270 $1,678,330
Lloyd Hong Chief Legal Officer & Corporate Secretary	2016 2015 2014	$302,200 $312,800 $266,970	$304,427 $292,005 $260,053	$761,005(6) $146,001 $130,035	$604,400 $156,400 $533,940	Nil Nil Nil	$12,200 $11,899 $14,456	$1,984,232 $919,105 $1,205,454
Jason O’Connell Vice President, Oil & Gas(7)	2016 2015 2014	$151,000 $156,400 $161,294	$152,156 $72,977 $75,849	$76,094 $72,994 $866,907	$226,650 $78,200 $122,361	Nil Nil Nil	$11,904 $11,822 $9,316	$617,804 $392,693 $1,235,727

Notes

(1)

Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was the average rate used for currency translation (the “Average Rate”) for the Corporation’s expenses for the relevant year, being 0.7555 for the year ended December 31, 2016; 0.7820 for the year ended December 31, 2015; and 0.8899 for the year ended December 31, 2014. The base salaries for the Named Executive Officers were as follows:

Name	2016 Base Salary	2015 Base Salary	2014 Base Salary
David Harquail	C$750,000	C$750,000	C$575,000
Sandip Rana	C$450,000	C$450,000	C$375,000
Paul Brink	C$500,000	C$500,000	C$420,000
Lloyd Hong	C$400,000	C$400,000	C$300,000
Jason O’Connell	C$200,000	C$200,000	C$181,250

(2)

Represents time-based and performance-based RSUs. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date. Performance-based RSUs vest on the third anniversary of the grant date (i.e. December 11, 2017, December 11, 2018 and December 11, 2019) upon satisfaction of certain performance criteria as described in “Elements of Compensation – 2016 RSU Vesting” in this section above in respect of the 2016 performance-based RSUs and as described in the Corporation’s management information circulars dated March 21, 2016 and March 25, 2015 in respect of the 2015 and 2014 performance-based RSUs, respectively. The value of the share-based awards was calculated using the 5‑day weighted average price on the TSX prior to the grant date (the “Grant Date Price”). The rate used for currency translation into U.S. dollars was the Bank of Canada noon rate on the grant date (the “Grant Date Rate”). The relevant grant dates, Grant Date Prices and Grant Date Rates are as follows:

Grant date	Grant Date Price	Grant Date Rate
December 12, 2016 (as December 11, 2016 fell on a Sunday)	C$75.45	0.7610
December 11, 2015	C$65.76	0.7301
December 11, 2014	C$59.52	0.8669

(3)

Represents stock options granted which will vest annually in equal thirds commencing on the first anniversary of the grant date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options). The rate used for currency translation into U.S dollars was the Grant Date Rate. The relevant grant dates, Black-Scholes assumptions and Grant Date Rates are as follows:

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Grant date	Black-Scholes assumptions	Grant Date Rate
December 12, 2016 (as December 11, 2016 fell on a Sunday)	Risk-free rate – 0.66% Life – 5.0 years Volatility – 37.67% Dividend yield – 1.54%	0.7610
December 11, 2015	Risk-free rate – 0.78% Life – 5.0 years Volatility – 35.35% Dividend yield – 1.74%	0.7301
December 11, 2014	Risk-free rate – 1.48% Life – 5.0 years Volatility – 33.57% Dividend yield – 1.54%	0.8669

(4)	Comprised of targeted cash bonuses (translated into U.S dollars at the Average Rate) of 50% of base salary (100% in the case of the CEO) plus additional awards as follows:
Name	2016 Additional Award	2015 Additional Award	2014 Additional Award
David Harquail	C$750,000	Nil	C$575,000
Sandip Rana	C$675,000	Nil	C$562,500
Paul Brink	C$750,000	Nil	C$630,000
Lloyd Hong	C$600,000	Nil	C$450,000
Jason O’Connell	C$200,000	Nil	C$46,875

(5)

Includes all perquisites, including health and insurance benefits in all cases, C$125 or less per month for fitness club memberships in some cases and parking costs in some cases. The rate used for currency translation into U.S. dollars was the Average Rate for the Corporation’s expenses for the relevant year, being 0.7555 for the year ended December 31, 2016; 0.7820 for the year ended December 31, 2015; and 0.8899 for the year ended December 31, 2014.

(6)

Comprised of targeted stock option grants (valued as described in note 3 above) of 50% of base salary (100% in the case of the CEO) plus additional awards equal to grant date fair values of C$750,000, C$775,000, C$750,000 and C$800,000 to Messrs. Harquail, Rana, Brink and Hong, respectively.

(7)	Mr. O’Connell was appointed Vice President, Oil & Gas on May 1, 2016.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of the CEO and Messrs. Rana, Brink and Hong has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CCGC which may recommend to the Board increases to such base salary. Each such executive officer is also entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans. Each such executive officer is also eligible to participate in the Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Harquail has additionally agreed to hold for one year following departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans. Mr. O’Connell receives the same entitlements described above under his employment arrangements with the Corporation but is not subject to the Equity Ownership Policy for Executives.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

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Clawback

The President & CEO and Chief Financial Officer have each agreed to a claw back of their incentive compensation. If the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers, they have agreed to reimburse the Corporation for, or surrender, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12‑month period following the issuance/filing of the financial statements required to be restated.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary, depending on such executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer, to satisfy the minimum equity investment requirement. At the time of the Corporation’s IPO, the executive officers at such time (of which Messrs. Harquail and Brink remain with the Corporation) had subscribed for an aggregate of 2,000,000 common shares of the Corporation in order to ensure that the interests of the executive officers would be aligned with shareholders.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the higher of: (i) the acquisition cost of such common shares and RSUs; and (ii) the current market value of the common shares held and of the RSUs. The following table summarizes the equity investment in the Corporation of each executive officer as at March 22, 2017 (including ownership requirements for 2017 and onwards).

Equity Investment Summary

Name	Ownership Requirement(1)	Equity Ownership as at March 22, 2017		Equity Ownership as at March 15, 2016		Net Changes in Equity Ownership		Value of Equity Investment at March 22, 2017(2)		Additional Required Investment
		Common Shares	RSUs	Common Shares	RSUs	Common Shares	RSUs	Common Shares	RSUs
David Harquail	3 times / C$2,550,000	1,127,209	51,770	1,259,330	56,854	(132,121)	(5,084)	C$96,432,730	C$4,428,924	Nil
Sandip Rana	2 times / C$1,100,000	32,897	15,867	29,496	17,804	3,401	(1,937)	C$2,814,338	C$1,357,422	Nil
Paul Brink	2 times / C$1,200,000	206,581	17,667	197,612	20,010	8,969	(2,343)	C$17,673,005	C$1,511,412	Nil
Lloyd Hong	2 times / C$1,000,000	3,157	13,730	1,957	14,196	1,200	(466)	C$270,081	C$1,174,602	Nil

Notes

(1)	2017 base salaries have been set as follows: C$850,000 for Mr. Harquail; C$550,000 for Mr. Rana; C$600,000 for Mr. Brink; and C$500,000 for Mr. Hong.
(2)	The closing price of the common shares on the TSX on March 22, 2017 was C$85.55 per share.

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Other Information

There were no repricings during the financial year ended December 31, 2016. During the financial year ended December 31, 2016, no changes were made to the Share Compensation Plan (as defined below).

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the Share Compensation Plan. During 2014, an aggregate of 39,188 RSUs were awarded to the Named Executive Officers, being 19,594 performance-based RSUs which will vest on December 11, 2017 upon satisfaction of certain performance criteria and 19,594 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2014). During 2015, an aggregate of 44,860 RSUs were awarded to the Named Executive Officers, being 22,430 performance-based RSUs which will vest on December 11, 2018 upon satisfaction of certain performance criteria and 22,430 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2015). During 2016, an aggregate of 40,422 RSUs were awarded to the Named Executive Officers, being 20,211 performance-based RSUs which will vest on December 11, 2019 upon satisfaction of certain performance criteria and 20,211 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2016).

The only awards of options reported in the Summary Compensation Table above are as follows: (i) an award of stock options to Messrs. Harquail, Rana, Brink, Hong and O’Connell in 2014 as part of the annual incentive compensation program (an aggregate of 134,962 options were awarded, at an exercise price of C$59.52, vesting over a three-year period); (ii) an award of stock options to Messrs. Harquail, Rana, Brink, Hong and O’Connell in 2015 as part of the annual incentive compensation program (an aggregate of 86,931 options were awarded, at an exercise price of C$65.76, vesting over a three-year period); and (iii) an award of stock options to Messrs. Harquail, Rana, Brink, Hong and O’Connell in 2016 as part of the annual incentive compensation program and additional awards granted in 2016 (an aggregate of 211,204 options were awarded, at an exercise price of C$75.45, vesting over a three-year period).

211,204 options were granted to Named Executive Officers in 2016 and, therefore, the Named Executive Officer option grant rate in 2016 as a percentage of the number of common shares outstanding was approximately 0.12%. A total of 263,568 options were granted by the Corporation in 2016 and the total option grant rate in 2016 as a percentage of the number of common shares outstanding was approximately 0.15%. The total cost of Named Executive Officer compensation in 2016 as a percentage of Adjusted EBITDA was approximately 2.25%.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51‑102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options(1)	Option exercise price	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units that have not vested(3)	Market or payout value of share-based awards that have not vested(4)	Market or payout value of vested share-based awards not paid out or distributed
David Harquail	35,353 47,594 35,803 42,753 68,871	C$55.58 C$40.87 C$59.52 C$65.76 C$75.45	Dec. 12, 2022 Dec. 11, 2023 Dec. 11, 2024 Dec. 11, 2025 Dec. 11, 2026	$650,374 $1,397,006 $553,588 $462,352 $247,755	3,221 9,661 7,603 11,405 9,940 9,940	$192,592 $577,656 $454,603 $681,934 $594,338 $594,338	Nil
Sandip Rana	60,000 10,605 15,144 11,675 12,826 45,914	C$31.39 C$55.58 C$40.87 C$59.52 C$65.76 C$75.45	May 22, 2020 Dec. 12, 2022 Dec. 11, 2023 Dec. 11, 2024 Dec. 11, 2025 Dec. 11, 2026	$2,184,796 $195,096 $444,515 $180,519 $138,707 $165,170	1,050 3,150 2,281 3,422 2,982 2,982	$62,782 $188,347 $136,387 $204,610 $178,301 $178,301	Nil
Paul Brink	18,750 12,373 17,307 13,076 14,251 45,914	C$15.20 C$55.58 C$40.87 C$59.52 C$65.76 C$75.45	Dec. 1, 2017 Dec. 12, 2022 Dec. 11, 2023 Dec. 11, 2024 Dec. 11, 2025 Dec. 11, 2026	$908,842 $227,621 $508,005 $202,182 $154,117 $165,170	1,176 3,528 2,535 3,802 3,313 3,313	$70,316 $210,948 $151,574 $227,331 $198,093 $198,093	Nil
Lloyd Hong	10,384 9,340 11,401 45,914	C$40.87 C$59.52 C$65.76 C$75.45	Dec. 11, 2023 Dec. 11, 2024 Dec. 11, 2025 Dec. 11, 2026	$304,797 $144,416 $123,296 $165,170	840 2,520 2,027 3,041 2,651 2,651	$50,226 $150,677 $121,199 $181,829 $158,510 $158,510	Nil
Jason O’Connell	1,183 41,512 5,700 4,591	C$40.87 C$59.52 C$65.76 C$75.45	Dec. 11, 2023 Dec. 11, 2024 Dec. 11, 2025 Dec. 11, 2026	$34,724 $641,861 $61,643 $16,516	245 735 507 760 1,325 1,325	$14,649 $43,948 $30,315 $45,442 $79,225 $79,225	Nil

Notes

(1)

Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10‑year term. Grant dates coincide with the date 10 years prior to the option expiration date.

(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share, less the exercise price of the options, and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448.

(3)

Represents time-based and performance-based RSUs. RSUs (ordered as time-based RSUs followed by performance-based RSUs) are listed in chronological order by grant date of December 11, 2014, December 11, 2015 and December 11, 2016, respectively. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date and the figures listed represent the one-third (December 11, 2014 original grant), two-thirds (December 11, 2015 grant) and full grant (December 11, 2016 grant), respectively, of the original grant of RSUs that remain unvested. Performance-based RSUs vest on the third anniversary of the award date (i.e. December 11, 2017, December 11, 2018 and December 11, 2019) upon satisfaction of certain performance criteria as described in “Elements of Compensation – 2016 RSU Vesting” in this section above in respect of the 2015 Performance-based RSUs and as described in the Corporation’s management information circulars dated March 21, 2016 and March 25, 2015 in respect of the 2015 and 2014 performance-based RSUs, respectively.

(4)

The market or payout value was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51‑102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards Value vested during the year(1)	Share-based awards Value vested during the year(2)	Non-equity incentive plan compensation Value earned during the year
David Harquail	$651,906	$1,424,250	$1,133,250
Sandip Rana	$206,707	$450,769	$679,950
Paul Brink	$234,237	$511,701	$755,500
Lloyd Hong	$153,059	$329,077	$604,400
Jason O’Connell	$288,053	$104,748	$226,650

Notes

(1)

Represents 33 1/3% of options granted on December 11, 2013, December 11, 2014 and December 11, 2015. The value vested during the year of option-based grants was calculated using the closing price of C$74.97 on the TSX on the vesting date, which was December 12, 2016 (as December 11, 2016 fell on a Sunday), less the exercise price of the options, and translated into U.S. dollars using the Bank of Canada noon rate on the vesting date, being 0.7610.

(2)

Represents: (i) performance-based RSUs which were granted on December 11, 2013 and vested on December 12, 2016 (as December 11, 2016 fell on a Sunday) following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated March 21, 2014 had been satisfied) and (ii) the portion of time-based RSUs which vested in 2016 in respect of time-based RSUs that were granted in 2013, 2014 and 2015, respectively (in each case, being 33 1/3% of the common shares subject to the original RSU grant) as set out below:

Name	Number of performance- based RSUs which vested in 2016	Number of time-based RSUs granted in 2013 which vested in 2016 (“2013 RSUs”)	Number of time-based RSUs granted in 2014 which vested in 2016 (“2014 RSUs”)	Number of time-based RSUs granted in 2015 which vested in 2016 (“2015 RSUs”)
David Harquail	13,457	4,485	3,220	3,802
Sandip Rana	4,282	1,428	1,050	1,141
Paul Brink	4,894	1,632	1,176	1,267
Lloyd Hong	2,936	978	840	1,014
Jason O’Connell	1,003	335	245	253

The value vested was calculated using the closing price of C$74.97 on the TSX on the vesting date of December 12, 2016 (as December 11, 2016 fell on a Sunday) and the rate used for currency translation into U.S. dollars was 0.7610 being the Bank of Canada noon rate on the vesting date.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at Financial Year-End Exercisable/ Unexercisable	Value of Unexercised In the-Money Options at Financial Year-End(2) Exercisable/ Unexercisable
David Harquail	Nil	Nil	121,067/109,307	$2,570,561/$740,514
Sandip Rana	90,000	$3,969,620	97,807/58,357	$2,990,980/$317,823
Paul Brink	18,750	$902,761	61,897/59,774	$1,830,619/$335,318
Lloyd Hong	100,000	$2,497,183	20,411/56,628	$442,174/$295,505
Jason O’Connell	25,863	$678,865	23,839/29,147	$376,202/$378,541

Notes

(1)

The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options, and translated into U.S. dollars using the Bank of Canada noon rate on the applicable date of exercise of the options.

(2)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share, less the exercise price of the options, and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448.

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Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information - Share Compensation Plan”. An aggregate of 234,613 stock options held by four Named Executive Officers were exercised during the financial year ended December 31, 2016.

For 2017, incentive compensation will consist of an award of a cash bonus, time-based RSUs, performance-based RSUs and stock options which in the aggregate will be targeted at 200% of base salary (other than for the CEO, who will have a target of 400% of base salary). For illustrative purposes, if all pre-set corporate and personal objectives for 2017 are met, in 2017 cash bonuses, time-based RSUs, performance-based RSUs and stock options will be awarded as follows:

Illustrative Incentive Compensation

Name	Base Salary	Target 2017 Cash Bonus	Target 2017 Time- based RSUs	Target 2017 Performance-based RSUs	Target 2017 Stock Options
David Harquail	C$850,000	C$850,000	C$850,000	C$850,000	C$850,000
Sandip Rana	C$550,000	C$275,000	C$275,000	C$275,000	C$275,000
Paul Brink	C$600,000	C$300,000	C$300,000	C$300,000	C$300,000
Lloyd Hong	C$500,000	C$250,000	C$250,000	C$250,000	C$250,000
Jason O’Connell	C$220,000	C$110,000	C$110,000	C$110,000	C$110,000

Termination and Change of Control Benefits

Each of the CEO and Messrs. Rana, Brink and Hong has entered into an employment agreement with the Corporation that provides for payments at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities. Mr. O’Connell does not have any contractual termination or change of control provisions in respect of his employment with the Corporation.

Termination Benefits

If any of Messrs. Harquail, Rana, Brink or Hong is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24 month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

  changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

  a change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

  failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;

  the Corporation requiring the executive officer to relocate; and

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  failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement.

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control”; and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

For illustrative purposes, in accordance with Form 51‑102F6, the following table sets out the amounts payable:

a.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2016,
b.

if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2016 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2016, the specified period for benefits and the actual benefits received for 2016, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control), and

c.

if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2016 following a “change of control” (based on the value of options and RSUs vested as of such date (assuming accelerated vesting of all options and RSUs as a result of the change of control).

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Name	Involuntary termination without cause or resignation for “good reason” (a)	Change of control and involuntary termination without cause or resignation for “good reason” (b)	Change of control without involuntary termination but assuming accelerated vesting of stock options and RSUs (c)
David Harquail
Severance	$1,133,250(1)	$7,965,684(3)	-
Option-based awards value vested	-	$740,514(4)(7)	$740,514(4)(7)
Share-based awards value vested	-	$3,095,461(5)(7)	$3,095,461(5)(7)
Benefits	$22,586(2)	$22,586(3)(6)	-
Sandip Rana
Severance	$679,950(1)	$3,185,052(3)	-
Option-based awards value vested	-	$317,823(4)(7)	$317,823(4)(7)
Share-based awards value vested	-	$948,728(5)(7)	$948,728(5)(7)
Benefits	$15,816(2)	$11,862(3)(6)	-
Paul Brink
Severance	$755,500(1)	$3,412,055(3)	-
Option-based awards value vested	-	$335,318(4)(7)	$335,318(4)(7)
Share-based awards value vested	-	$1,056,355(5)(7)	$1,056,355(5)(7)
Benefits	$18,158(2)	$13,619(3)(6)	-
Lloyd Hong
Severance	$604,400(1)	$2,958,048(3)	-
Option-based awards value vested	-	$295,505(4)(7)	$295,505(4)(7)
Share-based awards value vested	-	$820,951(5)(7)	$820,951(5)(7)
Benefits	$24,400(2)	$18,300(3)(6)	-

Notes

(1)	Equal to 24 months’ base salary for each executive officer as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)

The multiple and corresponding compensation period used for calculating the applicable lump sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Harquail and (ii) 1.5 times or 18 months for Messrs. Rana, Brink and Hong.

(4)

The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the Option Plan/Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share, less the exercise price of the options, and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448.

(5)

The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control as provided or permitted for in the Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 30, 2016 (as December 31, 2016 fell on a Saturday), which was C$80.28 per share and translated into U.S. dollars using the Bank of Canada noon rate on that day of 0.7448.

(6)

The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(7)

Under the terms of the Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51‑102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders - Share Compensation Plan - RSUs	138,614	N/A	N/A
Equity compensation plans approved by shareholders - Share Compensation Plan - Options	1,304,328	C$50.64	N/A
Total	1,442,942	N/A	1,142,159(1)

Note

(1)

This is the total number of common shares remaining available for future issuance under the Share Compensation Plan as of December 31, 2016, less the number of common shares to be issued upon the vesting of outstanding RSUs and the exercise of outstanding stock options.

Share Compensation Plan

The Corporation’s share compensation plan (the “Share Compensation Plan”) was approved by shareholders at the annual and special meeting of shareholders held on May 12, 2010 (and was amended in November 2010 to update the tax and source deduction provisions relating to RSUs). The Share Compensation Plan replaced the Corporation’s stock option plan established at the time of its IPO (the “Option Plan”) and the Corporation’s original restricted share unit plan (the “Restricted Share Unit Plan”). Options that were granted under the Option Plan remain outstanding pursuant to their original terms. There are no RSUs outstanding under the Restricted Share Unit Plan. Please see the Corporation’s management information circular dated April 7, 2010 for a summary of the terms of the Option Plan.

Purpose: The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

Administration:  The Share Compensation Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

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Plan Maximum and Common Shares Reserved for Issuance:  The Share Compensation Plan has a fixed maximum of 5,700,876 common shares. Taking into account the change from a 5% rolling plan to a fixed maximum plan effective May 12, 2010, an aggregate of 2,585,101 common shares are currently reserved for issuance under the Share Compensation Plan representing approximately 1.45% of the issued and outstanding common shares as of the date of this Circular, on the following basis:

Common Shares Reserved under the Share Compensation Plan

	Options	RSUs	Aggregate
Total granted/awarded to date	4,812,348	429,824(1)	5,242,172
Vested (not exercised)	825,875	0	825,875
Exercised/issued	3,308,053	271,220	3,579,273
Cancelled/otherwise terminated	199,967	19,990	219,957
Total exercisable/issuable under the Plan	1,304,328	138,614	1,442,942
% of issued and outstanding common shares	0.73%	0.08%	0.81%

Note

(1)	241,439 performance-based and 188,385 time-based RSUs.

Based on the foregoing, an aggregate of 1,142,159 common shares remain available for issuance pursuant to future grants and awards under the Share Compensation Plan (being approximately 0.64% of the issued and outstanding common shares as of the date of this Circular).

Restriction on the Award of RSUs and Grant of Options:  Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance to non-employee directors pursuant to options under the Share Compensation Plan is limited to the lesser of: (i) 0.25% of the common shares then issued and outstanding; and (ii) C$1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of C$100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)

Mechanics for RSUs: RSUs awarded to participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

(b)

Vesting:  The Share Compensation Plan provides that:  (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day

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after the first anniversary of the award date of such RSUs. Currently, the CCGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)

Mechanics for Options:  Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the grant have been satisfied. However, the Corporation has the flexibility to satisfy its obligation to issue common shares by making a lump sum cash payment of equivalent value (i.e. pursuant to a cashless exercise), provided there is a full deduction of the number of underlying common shares from the Share Compensation Plan’s reserve. Specifically, the Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.

(b)

Vesting:  The Share Compensation Plan provides that at the time of the grant of options, the CCGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CCGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.

(c)

Exercise Price:  The CCGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment:  A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances:  (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods:  Under the Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control:  The Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CCGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options, for consideration in the form of cash and/or securities.

Transferability:  RSUs awarded and options granted under the Share Compensation Plan are non-transferable other than in accordance with the Share Compensation Plan.

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Amendment Provisions in the Share Compensation Plan:  The Board may amend the Share Compensation Plan or any RSU or option at any time without the consent of any participants under the Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)

amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)

a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)

the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;

(vi)

the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the Share Compensation Plan;

(vii)

the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and

(viii)	change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)

increase the fixed maximum number of common shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;

(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or

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(g)	amend the amendment provisions in the Share Compensation Plan.

Amendments to the Share Compensation Plan:  During the year ended December 31, 2016, no amendments were made to the Share Compensation Plan.

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of $80 million in each policy year. The deductible amount on the policy is $1 million and the total annual premium for the policy for 2017 is $347,756, which excludes any commissions paid to brokers.

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SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received by December 22, 2017 to be considered for inclusion in the management information circular and the form of proxy for the 2018 annual meeting of shareholders, which is expected to be held on or about May 9, 2018.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2016.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2016 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 22, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.           PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.           COMPOSITION

The Board of Directors shall be composed of between six and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58‑101 – Disclosure of Corporate Governance Practices.

3.           RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)

adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;

(d)

the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;

(e)

ensuring, with the assistance of the compensation and corporate governance committee of the Board (the “Compensation and Corporate Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and Corporate Governance Committee;

(f)

assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Corporate Governance Committee;

(g)

ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)

developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and Corporate Governance Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;

(j)

ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

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(k)	establishing measures for receiving feedback from stakeholders.

4.           EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

(d)

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.

(e)

Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.

(f)

Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.

(g)

Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.

(h)

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

5.           MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for

60

permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.           MEETINGS

The Board of Directors will meet not less than four times per year:  three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.           INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.           EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.           ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and Corporate Governance Committee shall, in a manner it determines to be appropriate:

(a)

conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and

(b)	review and assess the adequacy of this mandate on an annual basis.

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